FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ/MF) number 47.508.411/0001-56

Commercial Registry (NIRE) number 35.300.089.901

MINUTES OF THE ANNUAL AND SPECIAL SHAREHOLDERS’ MEETING

HELD ON APRIL 24th, 2015

1.                  DATE, TIME AND PLACE: On the twentieth fourth day of April of 2015, at 10 a.m., at Companhia Brasileira de Distribuição (“Company”) headquarters, located at Avenida Brigadeiro Luís Antônio, No. 3.142, in the Capital of the State of São Paulo.

2.                  CALL: Call notice duly published in the Official Gazette of the State of São Paulo, issues of April 9th, 10th and 11th, 2015, on pages 27, 55 and 42, respectively, and in “Brasil Econômico” newspaper, issues of April 9th, 15th and 18th, 2014, on pages B11, B30 and B15 respectively.

3.                  QUORUM: Shareholders representing two-thirds (2/3) of the voting capital of the Company, according to the signatures set on the respective Shareholders Attendance Book, thus being demonstrated the compliance with the legal quorum for the Meeting to be held. Also present are Mr. Nelson Carvalho, coordinator and member of the Audit Committee, and Messrs. Eduardo Tenório and Daniel Primo, representatives of the independent auditing firm, Deloitte Touche Tohmatsu Auditores Independentes.

4.                  MEETING BOARD: Mrs. Daniela Sabbag, Investors Relations Office, has assumed presidency of the Meeting, under Article 9 of the Bylaws, and invited me, Marcelo Acerbi de Almeida, to act in the capacity of her Secretary.

5.                  AGENDA: In place of Annual Meeting: (i) Reading, discussion and voting of the financial statements related to the year ended on December 31st, 2014; (ii) Approval of the Management Proposal for designation of retained earnings for the fiscal year ended on December 31st, 2014; (iii) Approval of Management Proposal for the Capital Budgeting; (iv) Determination of annual global compensation of Company’s management and Fiscal Council, in case the shareholders require its summoning; and, in place of Special Meeting: (v) Approval of the Management Proposal related to the Investment Plan for 2015; (vi) Approval of the Management Proposal for the amendment to the Stock Option Plan and the Stock Option Compensation Plan.

6.                  SUMMARY OF RESOLUTIONS: The Shareholders’ Meeting, upon the absence of those legally incapable:

In Place of Annual Meeting

6.1.            Approved, by unanimous vote of the present, the balance sheet and further Financial Statements, dully followed by Independent Auditors and Audit Committee’s Reports, concerning the fiscal year ended on December 31, 2014 without qualifications, published in the Official Gazette of the State of São Paulo on the issue of February 13th, 2015, on pages 42 to 62, and in the newspaper “Brasil Econômico”, on the issue of February 13, 14 and 15, 2014, on pages 19 to 38.

6.2.            Approved, by unanimous vote of the present, the Management Proposal concerning the destination of the net earnings of the fiscal year ended on December 31 2014, especially as regards the approval of distribution of dividends in the amount of one hundred and ninety-four million, thirty-five thousand, six hundred and thirty-five Brazilian Reais and forty-nine cents (R$ 194,035,635.49) corresponding to: (i) R$ 0,6889912644 per one common share; and (ii) R$ 0,7578903909 per one preferred share. The total amount of dividends related to the fiscal year ended on December 31, 2014, distributed by the Company, including the amount of one hundred seven million, four hundred forty-three thousand seventy-five Brazilian Reais and eighty-three cents (R$ 107.443.075,83) of dividends in advance already distributed, is of three hundred one million, four hundred seventy-eight thousand, seven hundred eleven Brazilian Reais and thirty-two cents (R$ 301.478.711,32), corresponding to (i) R$ 1,070505415 per common share; and R$ R$ 1,177555957 per preferred share. The proposed dividends shall be paid in Brazilian currency and within sixty (60) days as of this date. Shall be entitled to receive such dividends the shareholders as of April 24, 2015. Shares acquired on April 24, 2015 or onwards shall not be entitled to the dividends hereby approved.

6.3.            Approved by unanimous vote of the present, the Company’s Capital Budgeting for the fiscal year of 2015, as per the Management Proposal, under the terms of Article 196 of Law 6,404/76. Thus, remains hereby approved the partial retention of the net profit of the fiscal year of 2014, in the amount of three (R$), for purposes of its application on the Investment Plan for 2015, whereas eight hundred thirteen million, nine hundred ninety-two thousand, five hundred twenty Brazilian Reais and fifty-five cents (R$ 813.992.520,55) shall be designated for the Expansion Reserve (Article 36, Paragraph 2nd, of the Bylaws) and  ninety million, four hundred forty-three thousand, six hundred thirteen Brazilian Reais and forty cents (R$ 90.443.613,40) as Capital Budgeting.

6.4.            Fixed, by unanimous vote of the present, the annual global compensation of the Company’s management in the amount of up to sixty-three million eighty-two thousand, eight hundred fifty-eight Brazilian Reais (R$ 63.082.858,00), which shall be divided as follows: (i) four million, three hundred eleven thousand, eight hundred sixty-five Brazilian Reais (R$ 4.311.865,00), designed to the Company’s Board of Directors and its advisory committees; and (ii) fifty-eight million, seven hundred seventy thousand, nine hundred ninety-three Brazilian Reais (R$ 58.770.993,00), designed to the Executive Board, not considered  expenses arising from the current options to purchase shares.

In Place of Special Meeting

6.5.            Approved, by unanimous vote of the present, the Management Proposal concerning the Investment Plan for 2015, in the total amount of up to one billion three hundred fifty million Brazilian Reais (R$ 1.350.000.000,00), for purposes of (i) opening of stores, land acquisition and conversion of stores; (ii) restructuring of stores; and (iii) infrastructure in IT, logistics and others.

6.6.            Approved, by unanimous vote of the present, of the Management Proposal related to amend   the phrasing of letter (g) of item 3.3 of Company’s Stock Option Plan and the phrasing of letter (h) of item 3.3 of Company’s Stock Option Compensation Plan, in order to explicitly grant powers to the Human Resources and Compensation Committee to, in extraordinary cases and since reasonably justified, establish special conditions to the event of termination of relationship of the participants of said Plans. Thus, Stock Option Plan and the Stock Option Compensation Plan are hereby amended and effective in accordance with Annex I, hereto.

7.                  DOCUMENTS FILED: (a) Call Notice; (b) Financial Statements for the fiscal year ended on December 31, 2014; and (c) Management Proposals.

ADJOURNMENT: With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present. São Paulo, April 24, 2015. Summary of the minutes drawn up on the proper book, as provided for by paragraph 3 of article 130 of Law No. 6404/76. Meeting Board: Daniela Sabbag Papa – Chairman and Marcelo Acerbi de Almeida – Secretary. Attending Shareholders: Wilkes Participações S.A. represented by Philippe Oliveira Lins de Medeiros; Sudaco Participaçes Ltda. represented by Philippe Oliveira Lins de Medeiros. This extract of the minute is drawn up on the proper book, as provided for by paragraph 3 of article 130 of Law No. 6404/76.

Marcelo Acerbi de Almeida

Secretary

ANNEX I

STOCK OPTION PLAN

THIS STOCK OPTION PLAN for Shares issued by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), approved by the Special Shareholders’ Meeting held on May 9, 2014, as amended and consolidated by approval at the Extraordinary General Meeting held on April 24th, 2015 (“Plan”), provides for the general terms and grants the stock options for preferred shares issued by the Company under the terms of Section 168, Paragraph 3, of Law No. 6404, dated December 15, 1976, as amended from time to time (“Brazilian Corporations Law”).

1          PURPOSES

The Plan sets forth the terms under which the Company shall grant stock options to managers and employees, whose objectives are:

(i)         To enable that Company’s or companies’ that make part of Grupo Pão de Açúcar managers and employees share in Company’s capital and assets increase resulting from their contribution thereto;

(ii)        To promote the successful accomplishment of the Company purposes; and

(iii)        To align the interests of Company’s managers and employees with those of the Company’s or companies’ that make part of Grupo Pão de Açúcar shareholders.

2          PARTICIPANTS

2.1       Employees and managers of the Company that are considered key-executives of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, are eligible for taking part in the Plan (“Participant”), all of whom shall be subject to the approval of the Company’s Board of Directors or Committee (as defined below), as applicable.

2.2       Participation of Participants in this Plan does not interfere with his or her remuneration as an employee and/or manager of the Company, such as salary, fee, compensation for management services, benefit/perk, profit sharing and/or any other advantage or remuneration.

3          MANAGEMENT OF THE PLAN

3.1       The Plan shall be managed by the Company’s Board of Directors, which shall, upon due observance of the statutory limitations, create a committee specifically intended to assist it in managing this Plan or assign such functions to an already existing committee of the Company (“Committee”).

3.2       The members of the Committee shall meet to grant the options concerning the series of the Plan and whenever needed, to decide on matters raised in respect herewith.

3.3       Upon due observance of the general terms of the Plan and the guidelines stipulated by the Shareholders’ Meeting and the Company’s Board of Directors, the Committee shall hold full powers to manage it and interpret it, by holding, among others, the necessary powers to:

(a)        Resolve on the granting, prices, dates and the quantities granted in each series of the Plan, subject to item 4.1 herein.

(b)        Resolve on the dates whereupon the options shall be granted, with powers to refrain from granting them whenever the Company’s interests so require;

(c)        Take all the actions considered necessary and recommended for the management of the Plan, including those concerning the interpretation, detailing and adoption of the general rules herein stated;

(d)        Cause the Company to take all the actions deemed necessary and recommended for the issuance of new shares of stock at the appropriate moment in each financial year, or for the sale of treasury shares, subject to the regulation laid down by the Brazilian Securities and Exchange Commission (“CVM”), in order to enable the exercise of the option granted hereunder;

(e)        Select, amount the eligible persons, those who will take part in the Plan and to whom stock options will be granted, according to the duties and responsibilities found by the selection date, upon stipulation of all the conditions to the options to be granted, as well as the change of such conditions whenever necessary so as to cause the options to be compliant with any subsequent law, rule or regulation;

(f)         Set out the appropriate rules for granting options to each Participant, in order to establish and define objective criteria for the election of Participants;

(g)        Approve the stock option agreement to be made between the Company and each Participant, especially as concerns the stipulation of the number of shares to be the object of the option and the conditions for being granted the right to exercise the options;

(h)        Establish, with respect to each Participant, the alternatives, deadlines and conditions for the exercise of the stock option, the price and payment thereof, also with power to establish special conditions to the event of termination, different of those provided in item 9 of this Plan, applicable to extraordinary          cases and since the resolution on such special conditions is reasonably justified;

(i)         Analyze special cases resulting from or related to this Plan; and

(j)         Clear any doubts as to the interpretation of the general rules set out in this Plan.

3.4       In the exercise of their respective functions, the Company’s Board of Directors and the Committee shall only be subject to the limits and time-periods stipulated by law, by CVM regulation and by this Plan, and it is hereby expressly stated that the Committee is authorized to treat differently some executives of the Company who find themselves in a similar situation, that is, it is not obliged, on the basis of any doctrine of equality or analogy, to extend to all of them those conditions it deems to apply only to one or some.

3.5       The resolutions of the Board of Directors and the Committee, as the case may be, are binding on the Company as regards all the matters connected with the Plan, provided that the terms hereof are duly observed.

4          SHARES OF STOCK SUBJECT TO THIS PLAN

4.1       The stock options granted under the terms of the Plan may grant rights to purchase applicable on a number of shares limited to two per cent (2%) of the total of preferred shares issued by the Company. The total number of shares issued or susceptible of issuance under the terms of the Plan shall always observe the Company’s authorized capital limit, as the case may be, and shall be subject to review by virtue of stock split, reverse stock split and bonuses.

4.2       For purposes of complying with the exercise of the stock options granted under the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new preferred stock, within the limits of the authorized capital; or (b) sell preferred stock kept in treasury, subject to the regulation laid down by CVM.

4.3       The Company’s shareholders shall not have preemptive rights upon the granting or exercising of the stock option under the Plan, in accordance with Section 171, Paragraph 3, of Brazilian Corporations Law.

4.4       Shares purchased by virtue of the exercise of the option under the Plan shall keep all the rights relative to their type, observed the restriction at item 6.5 herein, as well as any provision to the contrary set out by the Committee.

5          GRANTING THE OPTION

5.1       Each series of stock options granted shall be identified with letter “C” followed by a number. The first granting of stock options granting under this Plan shall be identified with letter C1 and the subsequent series shall be identified with letter C being followed by the subsequent number.

5.2       Each stock option shall entitle the Participant to subscribe or acquire one (1) preferred share of stock issued by the Company.

5.3       The granting of the stock options shall be made regardless of payment by the Participant and shall be formalized upon execution of a stock option agreement between the Company and the Participant, and the agreement shall specify the total number of shares subject to the respective option, the deadline and the terms for the effective entitlement to exercise the option, the terms therefor, the price for the acquisition and the payment terms, upon observance of the provisions contained in the Plan (“Stock Option Agreement”).

5.4       The Stock Option Agreements shall be prepared individually to each Participant, and the Committee may establish specific terms and conditions for each Stock Option Agreement, without the need to apply any doctrine of equality or analogy between the Participants, even if they are found in similar or identical situations.

5.5       Execution of the Stock Option Agreement by the Participant shall imply his acceptance of all terms and conditions stated both therein and in this Plan, a copy of which shall be handed to the Participant upon execution of the Stock Option Agreement.

5.6       For purposes of this Plan, the date of resolution, by the Committee, of the series to be granted stock options shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if at a date later than the date of resolution by the Committee, accepts to participate in the Plan upon formalizing the Stock Option Agreement under the terms stated in item 5.4 above (“Date of Granting”).

6          EXERCISING THE OPTIONS

6.1       The options granted to a Participant shall not be exercisable for the period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised, subject to the provisions of item 9, within the period starting on the first day of the thirty-seventieth (37th) month from the Date of Granting and ending on the last day of the forty-second (42nd) month from the Date of Granting (“Exercise Period”).

6.2       Participants wishing to exercise their stock options shall communicate the Company in writing, during the Exercise Period, their intent to so do, by mentioning the number of options they intend to exercise. Such communication shall follow the template of exercise statement attached to the respective Stock Option Agreement (“Option Exercise Statement”).

6.2.1              Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

6.2.2              Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

6.3       By the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform to the respective Participant, in writing, as follows:

(i)       The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement,

(ii)      The date of delivery of the shares subject to exercise of the options to Participants, which shall take place within up to sixty (60) days from the date of receipt of the Option Exercise Statement (“Date of Acquisition of Shares”); and

(iii)     The period in which the Participant shall pay the full price of the exercise, in national currency, by check or by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

6.4       No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

6.5       Participants shall be prohibited, during the period of one hundred and eighty (180) days from the Date of Acquisition of Shares, from directly or indirectly selling, exchanging, disposing of, transferring, conferring to another company’s capital, granting option or still, entering into any act or agreement that result or may result in the direct or indirect, gratuitous or otherwise disposal of all or any of the shares acquired through the exercise of the stock option within the ambit of the Plan.

7          OPTIONS EXERCISE PRICE

For each series of granting of options within the ambit of this Plan, the exercise price of each stock option shall correspond to 80% the average closing price of the trading of preferred shares issued by the Company throughout the previous twenty (20) trading sessions held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros before the date of call for the meeting of the Committee that resolves on the granting of the options of that series (“Exercise Price”).

8          END OF THE OPTION

8.1       Without prejudice to any provision to the contrary provided for in the Plan, the options granted under the Plan shall cease to exist as of right, as well as their respective effects, in the following situations:

(i)         Upon their full exercise, under item 6;

(ii)        Following the lapse of the effectiveness of the stock option;

(iii)        Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)       If the Company is dissolved, liquidated or is declared bankrupt; or

(v)        In the situations under item 9.2 herein.

9          END OF RELATIONSHIP WITH THE COMPANY AND CONSEQUENCES THEREOF

9.1       In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

9.2       If, at any time during effectiveness of the Plan, the Participant:

(i)         Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)        Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), upon dismissal for cause, or removal from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)        Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable) voluntarily, by requesting dismissal from his job or by resigning from his manager office, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iv)       Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable) by virtue of retirement, within fifteen (15) days from the date of retirement, the Participant may exercise all of his options under the Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(v)        Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable) by virtue of death or permanent incapacity, within thirty (30) days from the date of his death or declaration of permanent incapacity, as the case may be, the Participant’s lawful heirs and successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

10        EFFECTIVENESS OF THE PLAN

The Plan shall become effective as of the date of its approval by the Shareholders’ Meeting and shall remain in force until December 31, 2019. Expiration of effectiveness of this Plan shall not affect the effectiveness of the options still in force and granted based thereon.

11        GENERAL PROVISIONS

11.1      The exercise of the options granted hereunder are individual and non-transferable, in that the Participant may not assign, transfer or otherwise sell to any third parties the options, nor the rights and duties inherent thereto, except in the situations under item 9.2(v).

11.2      The granting of options under the Plan shall not cause the Company to be prevented from taking part in corporate transactions involving transformation, merger, consolidation, split-up and absorption of shares. The Committee and the companies involved in such transactions may, at their discretion, determine, without prejudice to other actions they decide to take equitably: (a) replacing the shares subject to this stock option with shares, membership units or other securities issued by a company succeeding the Company; and/or (b) acquiring in advance the right to exercise the stock option, so as to ensure the inclusion of the corresponding shares into the transaction at issue. Should the number, type and class of the shares existing on the date of approval of the Plan be altered as a result of bonuses, stock splits, reverse stock splits, conversion of shares from a type or class into another or conversion of shares involving other securities issued by the Company the Committee shall make the corresponding adjustment to the number and class of the shares subject to the options granted and their respective exercise price, in order to avoid distortions in applying the Plan.

11.3      No provision of the Plan or stock option granted under the Plan shall confer to any Participant the right to remain in any position in the Company, nor shall it interfere, in any manner whatsoever, with the Company’s right, at any time and subject to any statutory and contractual conditions, to terminate the employee’s employment contract and/or to interrupt the term of office of the manager.

11.4      Each Participant shall expressly comply with the terms of the Plan, upon written statement, with no qualifications whatsoever, under the terms stipulated by the Committee.

11.5      Cases not provided for herein shall be governed by the Committee, following the advice of the Board of Directors, whenever the Committee deems fit.

11.6      Any option granted under the Plan shall be subject to all of the terms and conditions herein, which shall prevail in the event of conflict with any provisions of any agreement or document mentioned herein.

ANNEX I

COMPENSATION PLAN BASED ON STOCK OPTION FOR SHARES

ISSUED BY THE COMPANY

THIS COMPENSATION PLAN BASED ON STOCK OPTION for Shares of Stock Issued by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), duly approved by the Special Shareholders’ Meeting held on May 9th, 2014, as amended and consolidated by approval at the Extraordinary General Meeting held on April 24th , 2015 (“Plan”), provides for the general terms for granting preferred stock option for shares of stock issued by the Company under Section 168, Paragraph 3, of Law No. 6404, of December 15, 1976, as amended from time to time (“Brazilian Corporations Law”).

1 PURPOSES

The Plan sets forth the terms under which the Company shall grant stock options to its managers and employees, whose objectives are:

(i)             Attract and to hold bound to the Company (or to any further company that make part of Grupo Pão de Açucar, as applicable) executive and personal highly skilled;

(ii)            Enable that managers and employees share Company’s net equity and assets increase which resulted from their contribution thereto;

(iii)           Promote the successful accomplishment of the Company purposes; and

(iv)          Align the interests of Company’s (or of any further companies’ that make part of Grupo Pão de Açucar, as applicable) managers and employees with those of the Company’s shareholders, by this means, encouraging the performance of such employees and ensuring his continuity at Company’s management.

2 PARTICIPANTS

2.1 Employees and managers of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, that are considered key-executives of the Company are eligible for taking part in the Plan (“Participant”), all of whom shall be subject to the approval of the Company’s Board of Directors or Committee (as defined below), as applicable.

2.2 Participation of Participants in this Plan does not interfere with his or her remuneration as an employee and/or manager of the Company, such as salary, fee, compensation for management services, benefit/perk, profit sharing and/or any other advantage or remuneration.

3 MANAGEMENT OF THE PLAN

3.1 The Plan shall be managed by the Company’s Board of Directors, which shall, upon due observance of the statutory limitations, create a committee specifically intended to assist it in managing this Plan or assign such functions to an already existing committee of the Company (“Committee”).

3.2 The members of the Committee shall meet to grant the options concerning the series of the Plan and whenever needed, to decide on matters raised in respect herewith.

3.3 Upon due observance of the general terms of the Plan and the guidelines stipulated by the Shareholders’ Meeting and the Company’s Board of Directors, the Committee shall hold full powers to manage it and interpret it, by holding, among others, the necessary powers to:

a)     Resolve on the granting, prices, dates and the quantities granted in each series of the Plan, subject to item 4.1 herein.

b)    Resolve on the dates whereupon the options shall be granted, with powers to refrain from granting them whenever the Company’s interests so require;

c)     Take all the actions considered necessary and recommended for the management of the Plan, including those concerning the interpretation, detailing and adoption of the general rules herein stated;

d)    Cause the Company to take all the actions deemed necessary and recommended for the issuance of new shares of stock at the appropriate moment in each financial year, or for the sale of treasury shares, subject to the regulation laid down by the Brazilian Securities and Exchange Commission (“CVM”), in order to enable the exercise of the option granted hereunder;

e)     Select, amount the eligible persons, those who will take part in the Plan and to whom stock options will be granted, according to the duties and responsibilities found by the selection date, upon stipulation of all the conditions to the options to be granted, as well as the change of such conditions whenever necessary so as to cause the options to be compliant with any subsequent law, rule or regulation; set out the appropriate rules for granting options to each Participant, in order to establish and define objective criteria for the election of Participants;

f)     Approve the stock option agreement to be made between the Company and each Participant, especially as concerns the stipulation of the number of shares to be the object of the option and the conditions for being granted the right to exercise the options;

g)    Establish, with respect to each Participant, the alternatives, deadlines and conditions for the exercise of the stock option, the price and payment thereof, also with power to establish special conditions to the event of termination, different of those provided in item 9 of this Plan, applicable to extraordinary cases and since the resolution on such special conditions is reasonably justified;

h)     Analyze special cases resulting from or related to this Plan; and

i)      Clear any doubts as to the interpretation of the general rules set out in this Plan.

3.4 In the exercise of their respective functions, the Company’s Board of Directors and the Committee shall only be subject to the limits and time-periods stipulated by law, by CVM regulation and by this Plan, and it is hereby expressly stated that the Committee is authorized to treat differently some executives of the Company who find themselves in a similar situation, that is, it is not obliged, on the basis of any doctrine of equality or analogy, to extend to all of them those conditions it deems to apply only to one or some.

3.5 The resolutions of the Board of Directors and the Committee, as the case may be, are binding on the Company as regards all the matters connected with the Plan, provided that the terms hereof are duly observed.

4 SHARES OF STOCK SUBJECT TO THIS PLAN

4.1 The stock options granted under the terms of the Plan may grant rights to purchase applicable on a number of shares limited to two per cent (02%) of the total of preferred shares issued by the Company. The total number of shares issued or susceptible of issuance under the terms of the Plan shall always observe the Company’s authorized capital limit, as the case may be, and shall be subject to review by virtue of stock split, reverse stock split and bonus.

4.2 For purposes of complying with the exercise of the stock options granted under the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new preferred stock, within the limits of the authorized capital; or (b) sell preferred stock kept in treasury, subject to the regulation laid down by CVM.

4.3 The Company’s shareholders shall not have preemptive rights upon the granting or exercising of the stock option under the Plan, in accordance with Section 171, Paragraph 3, of Brazilian Corporations Law.

4.4 Shares purchased by virtue of the exercise of the option under the Plan shall keep all the rights relative to their type, as well as any provision to the contrary set out by the Committee.

5 GRANTING THE OPTION

5.1 Each series of stock options granted shall be identified with letter “B” followed by a number. The first granting of stock options granting under this Plan shall be identified with letter B1 and the subsequent series shall be identified with letter C being followed by the subsequent number.

5.2 Each stock option shall entitle the Participant to subscribe or acquire one (1) preferred share of stock issued by the Company.

5.3 Company will promote the withholding of eventual taxes applicable under the terms of Brazilian Fiscal Law, deducting the number of shares given to the Parcipant an equivalent amount of the withheld taxes.

5.4 The granting of the stock options shall be made regardless of payment by the Participant and shall be formalized upon execution thereof between the Company and the Participant, and the agreement shall specify the total number of shares subject to the respective option, the deadline and the terms for the effective entitlement to exercise the option, the terms therefor, the price for the acquisition and the payment terms, upon observance of the provisions contained in the Plan (“Stock Option Agreement”).

5.5 The Stock Option Agreements shall be prepared individually to each Participant, and the Committee may establish specific terms and conditions for each Stock Option Agreement, without the need to apply any doctrine of equality or analogy between the Participants, even if they are found in similar or identical situations.

5.6 Execution of the Stock Option Agreement by the Participant shall imply his acceptance of all terms and conditions stated both therein and in this Plan, a copy of which shall be handed to the Participant upon execution of the Stock Option Agreement.

5.7 For purposes of this Plan, the date of resolution, by the Committee, of the series to be granted stock options shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if at a date later than the date of resolution by the Committee, accepts to participate in the Plan upon formalizing the Stock Option Agreement under the terms stated in item 5.4 above (“Granting Date”)).

6 EXERCISING THE OPTIONS

6.1 The options granted to a Participant shall not be exercisable for the period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised, subject to the provisions of item 9, within the period starting on the first day of the thirty-seventieth (37th) month from the Granting Date and ending on the last day of the forty-second (42nd) month from the Granting Date (“Exercise Period”).

6.2 Participants wishing to exercise their stock options shall communicate the Company in writing, during the Exercise Period, their intent to so do, by mentioning the number of options they intend to exercise. Such communication shall follow the template of exercise statement attached to the respective Stock Option Agreement (“Option Exercise Statement”.

6.2.1 Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

6.2.2 Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

6.3 By the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform to the respective Participant, in writing, as follows:

(i)             The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement,

(ii)            The date of delivery of the shares subject to exercise of the options to Participants, which shall take place within up to sixty (60) days from the date of receipt of the Option Exercise Statement (“Date of Acquisition of Shares”);

(iii)           The amount of shares to be given to the Participant, in compliance with item 5.3. above; and

(iv)          The period in which the Participant shall pay the full price of the exercise, in national currency, by check or by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

6.4 No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

7 OPTIONS EXERCISE PRICE

The exercise price of each stock option, granted in connection with this plan, shall correspond to one cent of Real (R$0.01) (“Exercise Price”).

8 END OF THE OPTION

8.1 Without prejudice to any provision to the contrary provided for in the Plan, the options granted under the Plan shall cease to exist as of right, as well as their respective effects, in the following situations:

(i)             Upon their full exercise, under item 6;

(ii)            Following the lapse of the effectiveness of the stock option;

(iii)           Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)          If the Company is dissolved, liquidated or is declared bankrupt; or

(v)           In the situations under item 9.2 herein.

9 END OF RELATIONSHIP WITH THE COMPANY AND CONSEQUENCES THEREOF

9.1 In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

9.2 If, at any time during effectiveness of the Plan, the Participant:

(i)                Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)               Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açucar, as applicable), upon dismissal for cause, or removal from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)              Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable),voluntarily, by requesting dismissal from his job or by resigning from his manager office, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iv)               Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable), by virtue of retirement, within fifteen (15) days from the date of retirement, the Participant may exercise all of his options under the Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(v)                Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açucar, as applicable), by virtue of death or permanent incapacity, within thirty (30) days from the date of his death or declaration of permanent incapacity, as the case may be, the Participant’s lawful heirs and successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

10. EFFECTIVENESS OF THE PLAN

The Plan shall become effective as of the date of its approval by the Shareholders’ Meeting and shall remain in force until December 31, 2019. Expiration of effectiveness of this Plan shall not affect the effectiveness of the options still in force and granted based thereon.

11. GENERAL PROVISIONS

11.1 The exercise of the options granted hereunder are individual and non-transferable, in that the Participant may not assign, transfer or otherwise sell to any third parties the options, nor the rights and duties inherent thereto, except in the situations under item 9.2(v).

11.2 The granting of options under the Plan shall not cause the Company to be prevented from taking part in corporate transactions involving transformation, merger, consolidation, split-up and absorption of shares. The Committee and the companies involved in such transactions may, at their discretion, determine, without prejudice to other actions they decide to take equitably: (a) replacing the shares subject to this stock option with shares, membership units or other securities issued by a company succeeding the Company; (b) acquiring in advance the right to exercise the stock option, so as to ensure inclusion of the corresponding shares in the transaction at issue; and/or (c) the payment in cash of the amount the Participant would be entitled under the terms of the Plan.

11.3 Should the number, type and class of the shares existing on the date of approval of the Plan be altered as a result of bonuses, stock split, reverse stock split, conversion of shares from a given type or class into other securities issued by the Company, the Committee shall arrange for the due adjustment to be made to the number and class of shares subject to the options granted and to their respective exercise price, in order to avoid distortions upon application of the Plan.

11.4 No provision of the Plan or stock option granted under the Plan shall confer to any Participant the right to remain in any position in the Company, nor shall it interfere, in any manner whatsoever, with the Company’s right, at any time and subject to any statutory and contractual conditions, to terminate the employee’s employment contract and/or to interrupt the term of office of the manager.

11.5 Each Participant shall expressly comply with the terms of the Plan, upon written statement, with no qualifications whatsoever, under the terms stipulated by the Committee.

11.6 Cases not provided for herein shall be governed by the Committee, following the advice of the Board of Directors, whenever the Committee deems fit.

Any option granted under the Plan shall be subject to all of the terms and conditions herein, which shall prevail in the event of conflict with any provisions of any agreement or document mentioned herein.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 24, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.